UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended June 30, 2016 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on August 12, 2016 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated August 1, 2016. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and U.S. GAAP. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2016 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Additional Financial Information for the Three Months Ended June 30, 2016

1.	Changes in the scope of consolidation or application of the equity method

I.	Significant changes in the scope of consolidation

Not applicable.

II.	Significant changes in the scope of application of the equity method

Beginning in the three months ended June 30, 2016, MUFG applies the equity method to Security Bank Corporation (Security Bank), as a result of a share acquisition by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a consolidated subsidiary of MUFG.

(1)	Outline of the acquisition of shares of Security Bank

On January 14, 2016, BTMU concluded a Subscription Agreement with Security Bank.

On April 1, 2016, BTMU acquired newly issued common shares and preferred shares, representing in the aggregate 20% of Security Bank’s equity interest on a fully diluted basis, and appointed two directors to Security Bank’s Board of Directors. As a result, Security Bank became an equity method affiliate.

An outline of Security Bank is as follows:

Corporate name (The equity method investee’s name)	Security Bank Corporation
Business description	Commercial Bank
Date of application of the equity method	April 1, 2016
Investment structure	Third-party allotment of newly issued shares
Percentage of voting rights following the share acquisition	20%

(2)	Period for which the results of operations of the equity method investee are included in the consolidated statements of income

The results of operations of the equity method investee are not included in the consolidated statements of income for the three months ended June 30, 2016.

(3)	Outline of the accounting treatment applied

(a)	Acquisition Cost

Consideration for the shares	Cash and due from banks	¥88,404 million
Expenses directly related to acquisition	Advisory fees, etc.	¥741 million

Acquisition cost		¥89,146 million

(b)	Amount of goodwill recorded, and reason for recording goodwill

(i)	Amount of goodwill recorded

¥43,717 million

This amount is on a preliminary basis since the allocation of the acquisition cost has not been completed.

(ii)	Reason for recording goodwill

The acquisition cost exceeded MUFG’s interest in the net asset value of the equity method investee on the acquisition date.

2.	Additional information

(Implementation Guidance on Recoverability of Deferred Tax Assets)

On March 28, 2016, the Accounting Standards Board of Japan (ASBJ) issued ASBJ Guidance No.26, “Implementation Guidance on Recoverability of Deferred Tax Assets.” MUFG adopted this guidance on April 1, 2016.

(Update of the Accounting Standards Codification (ASC) No. 825 (Financial instruments) by the Financial Accounting Standards Board(FASB))

Beginning in the three months ended June 30, 2016, a certain overseas affiliate under the equity method, to which Generally Accepted Accounting Principles in the United States of America (US-GAAP) apply, adopted early the update of ASC No.825 (Financial instruments).

Upon the adoption described above, with respect to financial liabilities which the affiliate elected to measure at fair value under the fair value option, in accordance with the accounting standards, MUFG recorded the changes in the fair value of such financial instruments resulting from a change in the instrument-specific credit risk in the amount of debt value adjustments of foreign affiliates (DVAs) in accumulated other comprehensive income. MUFG made cumulative catch-up adjustments to the opening balances of retained earnings and DVAs at the beginning of the three months ended June 30, 2016.

As a result, at the beginning of the three months ended June 30, 2016, retained earnings increased by ¥8,464 million, and DVAs decreased by ¥8,464 million.

In addition, ordinary income and profits before income taxes for the three months ended June 30, 2016, each decreased by ¥5,633 million.

(Partial amendment to the plan relating to the capital and business alliance of Mitsubishi UFJ Lease & Finance Company Limited and Hitachi Capital Corporation)

MUFG and Mitsubishi UFJ Lease & Finance Company Limited (MUL), an equity method affiliate of MUFG, have concluded a Share Purchase Agreement to acquire a part of the common shares of Hitachi Capital Corporation (Hitachi Capital) held by Hitachi, Ltd. (Hitachi).

MUFG, MUL and Hitachi changed the target completion date of the share acquisition from “August 2016 (scheduled, conditional on the fulfillment of relevant regulatory requirements and approvals)” to “October 2016 onward, upon the fulfillment of relevant regulatory requirements and approvals” by taking relevant regulatory requirements and approval process into consideration, while MUFG, MUL and Hitachi have been preparing for the execution of the share acquisition. The prospects change mentioned above is not expected to impact the plan to execute the share acquisition itself.

3.	Risk-monitored loans included in “Loans and bills discounted” as of the dates indicated were as follows:

	(in millions of yen)
	March 31, 2016	June 30, 2016
Loans to bankrupt borrowers	¥54,913	¥54,208
Non-accrual delinquent loans	1,110,576	1,141,320
Loans past due for three months or more	51,620	54,641
Restructured loans	438,767	401,832

Total	¥1,655,877	¥1,652,002

Note:

Amounts above are stated before the reduction of allowance for credit losses.

4.	The principal amounts of money trusts entrusted to a domestic trust banking subsidiary, for which repayment of the principal to the customers was guaranteed, as of the dates indicated were as follows:

	(in millions of yen)
	March 31, 2016	June 30, 2016
Money trusts	¥7,111,058	¥5,976,546

5.	Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the “Financial Instruments and Exchange Act”) included in “Securities” as of the dates indicated were as follows:

	(in millions of yen)
	March 31, 2016	June 30, 2016
Guarantee obligations for private placement bonds	¥580,398	¥562,571

6.	Contingent liabilities

(Litigation)

The MUFG Group is subject to various litigation matters and regulatory actions. Based upon current knowledge and the results of consultation with counsel, liabilities for losses from litigation matters and regulatory actions are recorded when they are determined to be both probable in their occurrences and can be reasonably estimated. Management believes that the eventual outcome of such litigation matters and regulatory actions will not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows. Management also believes that the amount of loss that is reasonably possible, but not probable, from the litigation matters and regulatory actions is not material to the MUFG Group’s financial position, results of operations or cash flows.

However, the MUFG Group has received requests for information from certain regulators in relation to investigations regarding the MUFG Group’s foreign operations, such as governance practices and foreign exchange trading practices in Europe, and is cooperating with these regulators for their investigations. Based upon current knowledge and the results of consultation with counsel, the timing and amounts of any penalties from these investigations cannot be reasonably estimated.

7.	“Other ordinary income” for the period indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2015	2016
Equity in earnings of the equity method investees	¥85,708	¥61,116
Gains on sales of equity securities	41,748	25,478

8.	“Other ordinary expenses” for the period indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2015	2016
Provision for allowance for credit losses	¥—	¥40,334
Write-offs of loans	36,692	27,636
Losses on waiver of claims	39,849	813

9.	No quarterly consolidated statements of cash flows have been prepared for the three month periods ended June 30, 2015 and 2016. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the three months ended June 30,
	2015	2016
Depreciation	¥71,974	¥75,716
Amortization of goodwill	4,459	4,037

10.	Capital Stock and Dividends Paid

For the three months ended June 30, 2015

I.	Cash dividends

Cash dividends approved at the shareholders meeting held on June 25, 2015

	Total amount (millions of yen)	Per share amount (yen)	Dividend record date	Effective date	Source of funds
Common stock	¥126,179	¥9	Mar. 31, 2015	Jun. 25, 2015	Retained earnings

II.	Dividends the record date for which fell within the three-month period and the effective date of which was after the end of the three-month period

Not applicable.

For the three months ended June 30, 2016

I.	Cash dividends

Cash dividends approved at the shareholders meeting held on June 29, 2016

	Total amount (millions of yen)	Per share amount (yen)	Dividend record date	Effective date	Source of funds
Common stock	¥124,116	¥9	Mar. 31, 2016	Jun. 29, 2016	Retained earnings

II.	Dividends the record date for which fell within the three-month period and the effective date of which was after the end of the three-month period

Not applicable.

11.	Segment information

I.	Summary of Reporting Segment

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes unified group-wide strategies based on customer characteristics and the nature of business. Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail Banking Business Group, Corporate Banking Business Group, Global Business Group, Trust Assets Business Group, Global Markets Business Group and Other.

Retail Banking Business Group :	Providing financial services to domestic individual customers

Corporate Banking Business Group :	Providing services relating to finance, real estate and stock transfers to domestic corporate customers

Global Business Group :	Providing financial services to overseas individual and corporate customers

Trust Assets Business Group :	Providing investment management and administration services for corporate pension funds, public pension funds, public funds and mutual funds

Global Markets Business Group :	Engaged in trading business relating to foreign currency exchange, funds and investment securities for customers and with market counterparties, and administration of liquidity and cash management

Other :	Other than businesses mentioned above

(Changes in reporting segments)

MUFG’s group companies are managed using a matrix framework consisting of the business segments mentioned above which are identified based on an integrated business group system to provide financial services and products under unified group-wide strategies as well as through individual MUFG group entities, which are grouped under the major operating subsidiaries as follows: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co. Ltd., consumer finance subsidiaries and others. To assist appropriate assessment of MUFG’s future cash flow forecasts, MUFG previously identified these groups of MUFG group entities as its reporting segments, each operating in a different industry and regulatory environment.

However, beginning in this three-month period ended June 30, 2016, MUFG changed its reporting segments to the segmentation by the above-mentioned service-based Business Groups, following the progress made during the fiscal year ended March 31, 2016 in the implementation of unified group-wide business operations and management under the medium-term business plan that was commenced in the fiscal year ended March 31, 2016.

The segment information for the three months ended June 30, 2015 has been restated to reflect the foregoing changes in reporting segments.

II.	Information on Net Revenue, Operating Profit (Loss) for Each Reporting Segment

	(in millions of yen)
	For the three months ended June 30, 2015
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net Revenue	¥329,679	¥246,138	¥320,663	¥44,676	¥892,905	¥219,727	¥(3,474)	¥1,109,158
Operating Expenses	246,562	151,587	206,625	26,054	589,816	54,221	41,574	685,612

Operating Profit (Loss)	¥83,116	¥94,551	¥114,037	¥18,621	¥303,088	¥165,506	¥(45,048)	¥423,546

Notes:

1.	“Net Revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net Revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating Expenses” includes personnel expenses and premise expenses.
4.	“Net Revenue” and “Operating Expenses” for each of the Corporate Banking Business Group and the Global Business Group include those relating to overseas Japanese corporate transactions. The amounts relating to such transactions included in each of these reporting segments are as follows: ¥48,251 million of Net Revenue, ¥41,013 million of Operating Expenses and ¥7,238 million of Operating Profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

	(in millions of yen)
	For the three months ended June 30, 2016
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net Revenue	¥284,826	¥231,917	¥306,059	¥41,903	¥824,383	¥208,404	¥(18,783)	¥1,014,004
Operating Expenses	237,686	147,407	198,848	26,402	571,358	51,425	41,567	664,351

Operating Profit (Loss)	¥47,139	¥84,510	¥107,210	¥15,500	¥253,024	¥156,979	¥(60,351)	¥349,652

Notes:

1.	“Net Revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net Revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating Expenses” includes personnel expenses and premise expenses.
4.	“Net Revenue” and “Operating Expenses” for each of the Corporate Banking Business Group and the Global Business Group include those relating to overseas Japanese corporate transactions. The amounts relating to such transactions included in each of these reporting segments are as follows: ¥40,323 million of Net Revenue, ¥38,985 million of Operating Expenses and ¥1,337 million of Operating Profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

III.	A reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statements of income for the corresponding three-month period is as follows:

	(in millions of yen)
	For the three months ended June 30,
	2015	2016
Total operating profit of reporting segments	¥423,546	¥349,652
Net business profit of consolidated subsidiaries excluded from reporting segments	14,080	13,711
Provision for general allowance for credit losses	—	(11,452)
Credit related expenses	(75,097)	(56,938)
Reversal of allowance for credit losses	21,696	—
Gains on collection of bad debts	13,708	12,865
Net gains on equity securities and other securities	31,661	1,710
Equity in earnings of the equity method investees	85,708	61,116
Other	(30,268)	(29,851)

Ordinary profit in the consolidated statements of income	¥485,035	¥340,812

12.	Financial instruments and related disclosures

There are no material changes to be disclosed as of June 30, 2016 compared to March 31, 2016.

13.	Securities

*1	The following shows those securities as of June 30, 2016 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2016.

*2	The following tables include negotiable certificates of deposit in “Cash and due from banks” and beneficial interests in trusts in “Monetary claims bought” in addition to “Securities.”

I.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2016
	Amount on consolidated balance sheet	Fair value	Difference
Domestic bonds	1,101,107	1,159,115	58,008
Government bonds	1,101,107	1,159,115	58,008
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	2,785,132	2,791,643	6,510
Foreign bonds	1,233,171	1,239,917	6,746
Other	1,551,961	1,551,725	(236)

Total	¥3,886,239	¥3,950,758	¥64,518

	(in millions of yen)
	June 30, 2016
	Amount on consolidated balance sheet	Fair value	Difference
Domestic bonds	1,101,050	1,173,550	72,499
Government bonds	1,101,050	1,173,550	72,499
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	2,638,510	2,657,531	19,021
Foreign bonds	1,202,641	1,230,918	28,277
Other	1,435,869	1,426,612	(9,256)

Total	¥3,739,560	¥3,831,081	¥91,520

14.	Money held in trust

There are no material changes to be disclosed as of June 30, 2016 compared to March 31, 2016.

15.	Derivatives

The following shows those derivatives as of June 30, 2016 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2016.

(1)	Currency-related derivatives

		(in millions of yen)
		March 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥977,570	¥7,804	¥7,804
Over-the-counter (“OTC”) transactions	Currency swaps	57,930,388	(32,737)	(32,737)
	Forward contracts on foreign exchange	119,283,760	138,706	138,706
	Currency options	17,150,760	(26,954)	31,602

	Total	—	¥86,818	¥145,375

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002) (“JICPA Industry Audit Committee Report No. 25”) and other relevant standards are excluded from the above table.

		(in millions of yen)
		June 30, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchange	Currency futures	¥906,234	¥10,920	¥10,920
OTC transactions	Currency swaps	56,569,944	44,397	44,397
	Forward contracts on foreign exchange	110,879,175	68,461	68,461
	Currency options	15,721,336	66,282	133,983

	Total	—	¥190,062	¥257,762

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 25 and other relevant standards are excluded from the above table.

(2)	Equity-related derivatives

		(in millions of yen)
		March 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchange	Stock index futures	¥664,122	¥4,456	¥4,456
	Stock index options	1,579,663	(28,134)	(7,184)
OTC transactions	OTC securities option transactions	1,314,535	2,365	13,386
	OTC securities index swap transactions	243,817	35,863	35,863
	Forward transactions in OTC securities indexes	22,355	(744)	(744)
	Total return swaps	8,056	(186)	(186)

	Total	—	¥13,620	¥45,592

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchange	Stock index futures	¥640,526	¥16,582	¥16,582
	Stock index options	1,895,454	(38,978)	(10,126)
OTC transactions	OTC securities option transactions	1,269,610	1,070	10,900
	OTC securities index swap transactions	300,383	46,203	46,203
	Forward transactions in OTC securities indexes	35,219	(2,436)	(2,436)
	Total return swaps	7,000	(121)	(121)

	Total	—	¥22,320	¥61,002

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

(3)	Bond-related derivatives

		(in millions of yen)
		March 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchange	Bond futures	¥672,685	¥(590)	¥(590)
	Bond futures options	223,528	227	33
OTC transactions	Bond OTC options	330,113	1,115	1,161
	Bond forward contracts	5,343	(32)	(32)
	Bond OTC swaps	451,193	6,880	6,880

	Total	—	¥7,600	¥7,452

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchange	Bond futures	¥899,101	¥(343)	¥(343)
	Bond futures options	1,502,215	(3,248)	(998)
OTC transactions	Bond OTC options	875,800	1,769	671
	Bond forward contracts	470,333	235	235
	Bond OTC swaps	350,062	(15,932)	(15,932)

	Total	—	¥(17,519)	¥(16,366)

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

(4)	Credit-related derivatives

		(in millions of yen)
		March 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Credit default options	¥6,275,682	¥6,081	¥6,081
	Total rate of return swaps	111,818	110	110

	Total	—	¥6,191	¥6,191

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		June 30, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Credit default options	¥5,915,826	¥1,460	¥1,460
	Total rate of return swaps	104,579	109	109

	Total	—	¥1,569	¥1,569

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(5)	Other derivatives

		(in millions of yen)
		March 31, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Earthquake derivatives	¥68,253	¥708	¥159
	SVF Wrap Products	2,102,876	(1)	(1)
	Other	5,321	566	566

	Total	—	¥1,273	¥724

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income. SVF Wrap Products are derivative instruments where BTMU guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

		(in millions of yen)
		June 30, 2016
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Earthquake derivatives	¥52,139	¥368	¥708
	SVF Wrap Products	1,934,083	(5)	(5)
	Other	4,859	583	583

	Total	—	¥947	¥1,287

Note:

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income. SVF Wrap Products are derivative instruments where BTMU guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

16.	Per Share Information

The bases for the calculation of basic earnings per share and diluted earnings per share for the periods indicated were as follows:

	(in yen)
	For the three months ended June 30,
	2015	2016
Basic earnings per share	¥19.85	¥13.76
Diluted earnings per share	19.74	13.71

	(in millions of yen)
	For the three months ended June 30,
	2015	2016
Profits attributable to owners of the parent	¥277,761	¥188,924
Profits not attributable to common shareholders	—	—
Profits attributable to owners of the parent related common shares	277,761	188,924

	(in thousands)
	For the three months ended June 30,
	2015	2016
Average number of common shares during the period	13,986,676	13,721,696

	(in millions of yen)
	For the three months ended June 30,
	2015	2016
Diluted earnings per share
Adjustment to profits attributable to owners of the parent	¥(1,256)	¥(486)
Of which, adjustment related to dilutive shares of consolidated subsidiaries and others	(1,256)	(486)

	(in thousands)
	For the three months ended June 30,
	2015	2016
Increase in common shares	18,828	16,765

	(in millions of yen)
	For the three months ended June 30,
	2015	2016
Description of antidilutive securities which were not included in the calculation of diluted earnings per share but which materially changed after the end of the previous fiscal year	—	—

17.	Subsequent Events

MUFG decided, on May 30, 2016, to redeem preferred securities (“Non-dilutive Preferred Securities”) issued by overseas special purpose companies, which are subsidiaries of MUFG, and redeemed all of the Non-dilutive Preferred Securities on July 25, 2016.

An outline of the redeemed Non-dilutive Preferred Securities is as follows.

Summary of redeemed Non-dilutive Preferred Securities

Issuer	MUFG Capital Finance 1 Limited	MUFG Capital Finance 2 Limited

Type of security	US dollar-denominated fixed/floating rate non-cumulative preferred securities	Euro-denominated fixed/floating rate non-cumulative preferred securities

The Non-dilutive Preferred Securities

rank, as to rights to a liquidation

preference, effectively pari passu with

the preferred shares issued by MUFG

which rank most senior in priority of

payment as to liquidation distribution.

The Non-dilutive Preferred Securities

rank, as to rights to a liquidation

preference, effectively pari passu with

the preferred shares issued by MUFG

which rank most senior in priority of

payment as to liquidation distribution.

Maturity	Perpetual Provided, however, that the issuer may, at its discretion, redeem all or part of the Non-dilutive Preferred Securities on a dividend payment date in July 2016 or thereafter.	Perpetual Provided, however, that the issuer may, at its discretion, redeem all or part of the Non-dilutive Preferred Securities on a dividend payment date in July 2016 or thereafter.

Dividends	Dividend Rate 6.346% per annum (Fixed rate until July 2016) Floating rate after July 2016	Dividend Rate 4.850% per annum (Fixed rate until July 2016) Floating rate after July 2016

Issue amount	USD 2,300,000,000	EUR 750,000,000

Issue date	March 17, 2006	March 17, 2006

Redemption amount	USD 2,300,000,000	EUR 750,000,000

Redemption price	USD 1,000 per preferred security (equal to the issue price)	EUR 1,000 per preferred security (equal to the issue price)